                                                                      Exhibit 13
[HECLA LOGO]                                                               97-05

                       HECLA REPORTS FIRST QUARTER RESULTS
                       For the Period Ended March 31, 1997
                           For release: April 30, 1997

      COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HL-PrB:NYSE) today reported a loss of $1.5 million, or 3 cents per common share, for the first quarter of 1997 after the payment of a quarterly dividend of $2 million to holders of preferred stock. This compares to a loss of $0.5 million, or 1 cent per common share, in the first quarter of 1996. The first quarter loss in 1997 is primarily attributable to decreased gold, silver and lead prices, as well as increased exploration expenditures compared to the first quarter of last year.
      Hecla Chairman, President and Chief Executive Officer Arthur Brown said, "Our performance for the first quarter of this year, while still unfortunately a loss, was well within our projections. We are looking forward to improved earnings through the remainder of the year as the Greens Creek silver mine and Rosebud gold mine ramp up to full production."
METALS PRICES
      Compared to the same period last year, the average gold price for the first quarter of this year decreased 12%, from $400 per ounce in the first quarter of 1996 to $351 per ounce in 1997. Silver followed suit, decreasing from an average price of $5.54 per ounce in the first quarter of last year to $5.02 in the first quarter of 1997. The average price per pound of lead in the first quarter of last year was 35 cents, compared to 31 cents in the same period this year.
PRODUCTION
      Silver production more than doubled from the first quarter of 1996 to 1,244,198 ounces in the first quarter of this year because of added production from the newly opened Greens Creek mine and slightly increased silver production at the Lucky Friday Unit.
      The American Girl gold mine closed late last year, which lowered Hecla's gold production slightly in the first quarter of 1997 compared to last year's first quarter. However, gross profit for the gold segment improved in the first quarter of this year because the American Girl mine was a high cost operation. Hecla produced 43,904 ounces of gold in the first quarter of the year.
      Tons shipped from the industrial minerals operations decreased slightly, from about 255,000 tons in the first quarter of last year to about 247,000 tons in the same period this year. Hecla's industrial minerals subsidiaries traditionally ship fewer tons during the first and fourth quarters because of the seasonality of this business segment.
STAR PHOENIX LAWSUIT
      On April 2, 1997, the Idaho State Supreme Court ruled in Hecla's favor in the Star Phoenix Mining Company lawsuit by reversing the Idaho district court judgement against Hecla issued in 1994. Star Phoenix had challenged Hecla's right to terminate Star Phoenix's lease of the Star-Morning mine in North Idaho in 1990. The Supreme Court held that Hecla had acted properly and reversed the district court judgement against Hecla of $20 million in compensatory and punitive damages. The Court also awarded Hecla costs and attorneys' fees. The ruling will release $10 million in cash being held in escrow. In the first quarter financial statements, the $10 million is still reflected as restricted cash pending actual release of the money. In late April, Star Phoenix requested the State Supreme Court to reconsider its
                                     (cont.)
    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

HECLA REPORTS FIRST QUARTER RESULTS                                       Page 2

ruling. It is management's strong belief the decision in Hecla's favor will be upheld. Star Phoenix's request for reconsideration does not affect the release of the $10 million in escrow.
ROSEBUD
      The Rosebud gold property in northern Nevada successfully commenced commercial production during April. The operation is located 58 miles west of Winnemucca and is operated by a 50/50 limited liability company with Santa Fe Pacific Gold Corporation. Mining started in February, and design production capacity of 750 tons per day was achieved in the second half of March -- about two months ahead of schedule and approximately $3 million under budget. Ore processing through Santa Fe's Twin Creeks Mine Pinon Mill began in mid-April, and preliminary results indicate the mill is performing as projected. At this early stage, cash production costs appear to be lower than the project estimates of about $180 per ounce of gold. The Rosebud mine's total production is expected to average approximately 100,000 ounces of gold (50,000 ounces to Hecla's account) annually for five years, and there is good potential for expanding reserves.
LUCKY FRIDAY
      Work continues on defining the new ore body adjacent to the underground workings of the Lucky Friday mine. Engineering is under way on a mining plan that will double silver production from Lucky Friday by the end of 1998. Proven and probable reserves at the mine tripled at the end of 1996 compared to a year earlier, primarily because of the addition of about 12 million ounces of silver reserves defined in the expansion area. A final decision on how to proceed with development and production at the site is expected in early May.
      Mining and milling costs per ton at Lucky Friday decreased about 14% during the first quarter of 1997 compared to the same period last year.
However, a 4 cent decline in the average lead price affected the by-product credits applied to the cost per ounce of silver, resulting in higher per-ounce costs compared to a year ago. Increased production is anticipated later in the year from the higher-grade expansion area, which should improve both the cash and total production costs per ounce of silver at Lucky Friday.
GREENS CREEK
      The Greens Creek mine in Alaska, in which Hecla owns a 29.7% interest, produced about 701,000 ounces of silver for Hecla's account in the first quarter at a cash cost per ounce of $2.36 and a total production cost of $5.03. The average ore grade of the material milled in the first quarter was 24.55 ounces of silver per ton. As the year progresses, a higher percentage of production will come from the higher-grade southwest ore zone. Brown said, "Silver production at Greens Creek is still ramping up to full operation. As this happens, we expect cash costs to decline even further and depreciation costs to fall to the range of $2.00 - $2.25 per ounce, which would decrease the gap between cash and total costs." In addition, exploration efforts are under way to further expand the mine's estimated 17-year life.
LA CHOYA
      The La Choya gold mine in northern Mexico produced about 20,000 ounces of gold for Hecla in the first quarter. Mining at the site will continue at least through 1997, when the known reserve is depleted. The mine continues to produce gold at a very low cost, and is Hecla's most profitable operation.
                                     (cont.)

       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

HECLA REPORTS FIRST QUARTER RESULTS                                       Page 3

GROUSE CREEK
      Mining has been suspended at the Grouse Creek gold mine in central Idaho, as planned. The mill will be decommissioned by the end of June, after which the facility will be placed on care-and-maintenance status, with some limited reclamation activities commencing at the site this fall.
EXPLORATION
      A major focus at Hecla in 1997 will be to increase gold reserves. In addition to a major exploration project at the Rosebud mine, drilling is currently taking place on several gold projects in Mexico. One project is the La Jojoba gold property in northern Mexico. Hecla has an arrangement with Aquiline Resources Inc. for an option to acquire 60% of the project by spending about $4 million on property payments and exploration costs. The 1997 drilling program on the property includes six diamond drill holes and about 50 reverse circulation holes.
INDUSTRIAL MINERALS
      During the first quarter of 1997, Mountain West Products and Colorado Aggregate Company were combined into MWCA to utilize administrative and marketing staffs most efficiently. The new company is headquartered in Rexburg, Idaho, and produces landscape bark and volcanic scoria used in landscaping. The scoria, or lava rock, is also used as briquettes in gas-fired barbecues.
COMMON STOCK OFFERING
      In February 1997, Hecla completed the sale of 3.95 million shares of its common stock to European institutional investors, which provided Hecla with net proceeds of $23.4 million. The proceeds will facilitate funding the company's capital expenditures required in connection with the Lucky Friday mine expansion project and the Rosebud gold mine.
CONCLUSION
      Brown said Hecla made some positive steps in the first quarter. "We've cleaned up our balance sheet and reduced our bank debt with a successful equity offering. We lowered our overall costs of production for both gold and silver, and we prevailed in the Star Phoenix lawsuit." Brown concluded, "I'm pleased with our progress so far this year and am looking forward to the results of Rosebud production beginning in the second quarter."
      Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
      Statements  made  which are  not  historical  facts,  such  as anticipated production, sales or discussions of goals are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal prices volatility, volatility of metals production and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.

     Hecla Mining Company news releases can be accessed on the Internet at:
                           http://www.hecla-mining.com
          You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
             Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                                       HECLA MINING COMPANY

          (dollars in thousands, except per share, per ounce and per pound amounts - unaudited)

                                                                                    First Quarter Ended
                                                                              --------------------------------
HIGHLIGHTS                                                                     Mar. 31, 1997     Mar. 31, 1996
--------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------
Total revenue                                                                  $      43,607     $      43,641
Gross profit                                                                           4,178             3,935
Net income                                                                               518             1,475
Loss applicable to common shareholders                                                (1,494)             (537)
Loss per common share                                                                  (0.03)            (0.01)
Cash flow used by operating activities                                                (7,722)             (365)
--------------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                                                                $      15,375     $      19,015
Silver operations                                                                      8,676             4,476
Industrial minerals                                                                   18,405            19,456
                                                                               -------------     -------------
  Total sales                                                                  $      42,456     $      42,947
--------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                                                                $       3,030     $       2,189
Silver operations                                                                       (640)              108
Industrial minerals                                                                    1,788             1,638
                                                                               -------------     -------------
  Total gross profit                                                           $       4,178     $       3,935
--------------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
--------------------------------------------------------------------------------------------------------------
Gold - Ounces                                                                         43,904            47,272
Silver - Ounces                                                                    1,244,198           536,000
Lead  - Tons                                                                           6,582             5,577
Zinc  - Tons                                                                           4,208             1,006
Industrial minerals - Tons shipped                                                   247,210           255,038
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                                                           204               260
  Total cash costs ($/oz.)                                                               205               260
  Total production costs ($/oz.)                                                         246               353
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                                                          3.33              4.66
  Total cash costs ($/oz.)                                                              3.33              4.66
  Total production costs ($/oz.)                                                        5.47              5.89
--------------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
--------------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                                                                  375               401
Gold - London Final ($/oz.)                                                              351               400
Silver - Handy & Harman ($/oz.)                                                         5.02              5.54
Lead - LME Cash ( cents/pound)                                                          30.9              34.7
Zinc - LME Cash ( cents/pound)                                                          53.2              47.2

                                           HECLA MINING COMPANY
                                        Consolidated Balance Sheets
                               (dollars and shares in thousands - unaudited)

                                                                               Mar. 31, 1997     Dec. 31, 1996
--------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                    $       8,031     $       8,256
  Accounts and notes receivable                                                       32,534            24,168
  Income tax refund receivable                                                         1,252             1,262
  Inventories                                                                         23,228            22,879
  Other current assets                                                                 1,566             2,284
                                                                               -------------     -------------
    Total current assets                                                              66,611            58,849
Investments                                                                            2,619             1,723
Restricted investments                                                                17,566            20,674
Properties, plants and equipment, net                                                177,798           177,755
Other noncurrent assets                                                               10,198             9,392
                                                                               -------------     -------------
Total assets                                                                   $     274,792     $     268,393
                                                                               =============     =============
--------------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                                        $      13,425     $      17,377
  Accrued payroll and related benefits                                                 3,126             3,232
  Preferred stock dividends payable                                                    2,012             2,012
  Accrued taxes                                                                        1,683             1,427
  Accrued reclamation and closure costs                                                9,032             8,664
                                                                               -------------     -------------
    Total current liabilities                                                         29,278            32,712
Deferred income taxes                                                                    359               359
Long-term debt                                                                        27,146            38,208
Accrued reclamation and closure costs                                                 43,428            45,953
Other noncurrent liabilities                                                           6,997             5,653
                                                                               -------------     -------------
Total liabilities                                                                    107,208           122,885
                                                                               -------------     -------------
--------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
Preferred stock                                                                          575               575
Common stock                                                                          13,787            12,800
Capital surplus                                                                      373,973           351,559
Accumulated deficit                                                                 (215,104)         (213,610)
Net unrealized gain (loss) on investments                                                137               (32)
Foreign currency translation adjustment                                               (4,898)           (4,898)
Treasury stock                                                                          (886)             (886)
                                                                               -------------     -------------
Total shareholders' equity                                                           167,584           145,508
                                                                               -------------     -------------
Total liabilities and shareholders' equity                                     $     274,792     $     268,393
                                                                               =============     =============
Common shares outstanding at end of period                                            55,087            51,137
                                                                               =============     =============

                               HECLA MINING COMPANY
                        Consolidated Statements of Operations
       (dollars and shares in thousands, except per share amounts - unaudited)

                                                                                    First Quarter Ended
                                                                               -------------------------------
                                                                               Mar. 31, 1997     Mar. 31, 1996
                                                                               -------------     -------------
Sales of products                                                              $      42,456     $      42,947
                                                                               -------------     -------------
Cost of sales and other direct production costs                                       33,926            33,553
Depreciation, depletion and amortization                                               4,352             5,459
                                                                               -------------     -------------
                                                                                      38,278            39,012
                                                                               -------------     -------------
Gross profit                                                                           4,178             3,935
                                                                               -------------     -------------
Other operating expenses:
  General and administrative                                                           2,560             2,271
  Exploration                                                                          1,354               803
  Depreciation and amortization                                                           79                89
  Provision for closed operations and environmental matters                              189              (183)
                                                                               -------------     -------------
                                                                                       4,182             2,980
                                                                               -------------     -------------

Income (loss) from operations                                                             (4)              955
                                                                               -------------     -------------
Other income (expense):
  Interest and other income                                                            1,151               694
  Miscellaneous expense                                                                  (30)              (14)
  Gain on investments                                                                    - -                20
  Interest expense:
    Total interest cost                                                                 (835)             (621)
    Less amount capitalized                                                              361               477
                                                                               -------------     -------------
                                                                                         647               556
                                                                               -------------     -------------

Income before income taxes                                                               643             1,511
Income tax provision                                                                    (125)              (36)
                                                                               -------------     -------------
Net income                                                                               518             1,475
Preferred stock dividends                                                             (2,012)           (2,012)
                                                                               -------------     -------------
Loss applicable to common shareholders                                         $      (1,494)    $        (537)
                                                                               =============     =============

Loss per common share                                                          $       (0.03)    $       (0.01)
                                                                               =============     =============

Weighted average number of common shares outstanding                                  53,112            51,130
                                                                               =============     =============


                                                HECLA MINING COMPANY
                                        Consolidated Statements of Cash Flows
                                             (in thousands - unaudited)

                                                                                First Quarter Ended

                                                                       ---------------------------------------
                                                                       Mar. 31, 1997            Mar. 31, 1996
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Net income                                                             $          518           $        1,475
Noncash elements included in net loss:
  Depreciation, depletion and amortization                                      4,431                    5,548
  Loss (gain) on disposition of properties, plants and equipment                  (70)                      59
  Gain on investments                                                             - -                      (20)
  Provision for reclamation and closure costs                                     220                    1,199
Change in:
  Accounts and notes receivable                                                (8,366)                  (9,127)
  Income tax refund receivable                                                     10                      (25)
  Inventories                                                                    (349)                    (389)
  Other current assets                                                            718                     (424)
  Accounts payable and accrued expenses                                        (3,952)                   1,532
  Accrued payroll and related benefits                                           (106)                    (651)
  Accrued taxes                                                                   256                      261
  Accrued reclamation and other noncurrent liabilities                         (1,032)                     197
                                                                       --------------           --------------
Net cash used by operating activities                                          (7,722)                    (365)
                                                                       --------------           --------------
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                                  (4,542)                  (7,739)
Proceeds from disposition of properties, plants and equipment                     178                       74
Proceeds from sale of investments                                                 - -                       20
Decrease (increase) in restricted investments                                   3,108                     (104)
Purchase of investments and change in cash surrender
   value of life insurance, net                                                  (827)                    (146)
Other, net                                                                       (847)                    (502)
                                                                       --------------           --------------
Net cash used by investing activities                                          (2,930)                  (8,397)
                                                                       --------------           --------------
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Issuance of common stock, net of offering costs                                23,401                   21,973
Dividends on preferred stock                                                   (2,012)                  (2,012)
Borrowings against cash surrender value of life insurance                         100                      200
Borrowing on long-term debt                                                    20,500                   11,500
Repayment on long-term debt                                                   (31,562)                 (21,905)
                                                                       --------------           --------------
Net cash provided by financing activities                                      10,427                    9,756
                                                                       --------------           --------------
Net increase (decrease) in cash and cash equivalents                             (225)                     994
Cash and cash equivalents at beginning of period                                8,256                    4,024
                                                                       --------------           --------------
Cash and cash equivalents at end of period                             $        8,031           $        5,018
                                                                       ==============           ==============


                                        HECLA MINING COMPANY
                                           Production Data

                                                                                    First Quarter Ended
                                                                               -------------------------------
                                                                               Mar. 31, 1997     Mar. 31, 1996
--------------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
--------------------------------------------------------------------------------------------------------------
Tons of ore processed                                                                751,955         1,043,070
Days of operation                                                                         90                91
Mining cost per ton                                                                    $2.97             $2.35
Ore grade - Gold (oz./ton)                                                             0.034             0.019
Gold produced (oz.)                                                                   20,355            21,036
Silver produced (oz.)                                                                  1,935             2,352
Average cost per ounce of gold produced:
  Cash operating costs                                                                  $204              $175
  Total cash costs                                                                      $205              $175
  Total production costs                                                                $246              $287
--------------------------------------------------------------------------------------------------------------
GROUSE CREEK (1)(2) (Reflects Hecla's share)
--------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                                   463,720           440,883
Days of operation                                                                         74                80
Surface mining cost per ton                                                            $7.17             $4.66
Milling cost per ton                                                                   $6.71             $6.31
Ore grade milled - Gold (oz./ton)                                                      0.044             0.043
Ore grade milled - Silver (oz./ton)                                                     0.34              0.41
Gold produced (oz.)                                                                   17,534            18,339
Silver produced (oz.)                                                                 80,292           101,220
Average cost per ounce of gold produced:
  Cash operating costs (2)                                                               - -              $296
  Total cash costs (2)                                                                   - -              $296
  Total production costs (2)                                                             - -              $376
--------------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
--------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                                    47,357            42,729
Days of operation                                                                         63                64
Mining cost per ton                                                                   $46.50            $54.79
Milling cost per ton                                                                   $6.99             $7.33
Ore grade milled - Silver (oz./ton)                                                    10.03             10.25
Silver produced (oz.)                                                                459,547           428,620
Lead produced (tons)                                                                   5,104             5,577
Zinc produced (tons)                                                                     919             1,006
Average cost per ounce of silver produced:
  Cash operating costs                                                                 $4.81             $4.66
  Total cash costs                                                                     $4.81             $4.66
  Total production costs                                                               $6.14             $5.89


                                                              (cont.)

                                        HECLA MINING COMPANY
                                       Production Data (cont.)

                                                                                    First Quarter Ended
                                                                               -------------------------------
                                                                               Mar. 31, 1997     Mar. 31, 1996
--------------------------------------------------------------------------------------------------------------
GREENS CREEK (3) (Reflects Hecla's 29.73% share)
--------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                                    36,780               - -
Days of operation                                                                         90               - -
Mining cost per ton                                                                   $35.47               - -
Milling cost per ton                                                                  $21.12               - -
Ore grade milled - Silver (oz./ton)                                                    24.55               - -
Silver produced (oz.)                                                                700,837               - -
Gold produced (oz.)                                                                    3,922               - -
Lead produced (tons)                                                                   1,478               - -
Zinc produced (tons)                                                                   3,289               - -
Average cost per ounce of silver produced:
  Cash operating costs (3)                                                             $2.36               - -
  Total cash costs (3)                                                                 $2.36               - -
  Total production costs (3)                                                           $5.03               - -
--------------------------------------------------------------------------------------------------------------
OTHER
--------------------------------------------------------------------------------------------------------------
Gold produced (oz.)                                                                    2,093             7,897
Silver produced (oz.)                                                                  1,587             3,808

(1)The ownership percentage of the Grouse Creek mine has increased to 100% as of February 1, 1997, as compared to 80.00% at
March 31, 1996.
(2)Operations at the Grouse Creek mine are anticipated to be completed in May 1997; as such no cost per ounce amounts are reported for the 1997 period.
(3)The Greens Creek mine recommenced operations on July 29, 1996, on a start-up basis.  Full production was reached in January
1997.

                                               CAPITAL EXPENDITURES
(dollars in thousands)                    Mar. 31, 1997     Mar. 31, 1996
                                          -------------     -------------
Rosebud                                   $       2,241      $        478
Lucky Friday                                      1,092               775
Greens Creek (29.73%*)                              180             3,788
American Girl                                       - -             1,164
Grouse Creek                                        - -               709
Industrial minerals                                 587               254
Capitalized interest                                361               477
Other                                                81                94
                                          -------------      ------------
  Total Capitalized                       $       4,542      $      7,739
                                          =============      ============
*Hecla's share
                                             HEDGED GOLD POSITION
                                             As of March 31, 1997

Min-Max options:            25,830 ounces @ Average Min. $396, Average Max. $461
Spot deferred contracts:     8,400 ounces @ $386
  Total                     34,230 ounces hedged